Exhibit 99.3

Skycorp Solar Group Limited

Registered Company No 386421

FORM OF PROXY FOR Extraordinary General Meeting

Proxies

A member entitled to attend and vote at the meeting may appoint a proxy.

A blank proxy form is attached. This form is a sample proxy form only. Please follow the instructions on the voting document that was provided to you for information on how to vote your proxy. Please consider carefully the conditions attaching to appointment of a proxy.

Please see the conditions attaching to the appointment of a proxy for the time of such delivery.

Proxy instructions

What happens if you do not follow these instructions?

1	If you do not follow these instructions, any instrument you make appointing a proxy will be invalid.

Eligible members

If you are a member entitled to attend and vote at this meeting of the Company, you may appoint a proxy to vote on your behalf. Only registered shareholders whose names are on the register of members of the Company as at the close of business on 7 July 2025, being the Record Date, are entitled to attend and vote at the meeting of the Company.

A proxy need not be a member of the Company.

A proxy shall have the same voting rights at a meeting or adjourned meeting as the Member would have had except to the extent that the instrument appointing him limits those rights.

If you complete a proxy form, can you still attend and vote at the meeting?

Completion of the proxy form does not preclude a member from subsequently attending and voting at the meeting in person if he or she so wishes. If a Member votes on any resolution a vote by his proxy on the same resolution, unless in respect of different Shares, shall be invalid.

Multiple proxies

If you are a member entitled to cast two or more votes at the meeting, you may appoint two proxies and may specify the proportion of votes each proxy is appointed to exercise. If no proportion or number is specified, each proxy is deemed to exercise half of your votes.

Joint shareholders

In the case of jointly held shares, if more than one joint holder purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. For this purpose, seniority will be determined by the order in which the names of the joint holders appear in the register of members (the first-named being the most senior).

If a poll is to take place within 24 hours after it has been demanded then, in addition to the ways specified in the preceding paragraph, the documents may be delivered to the chairperson or to the Company secretary or to any director at the meeting at which the poll was demanded.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to:

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

Skycorp Solar Group Limited

Registered Company No 386421

(the Company)

Proxy Form

I/We	……………………………………………………………………………………

of	……………………………………………………………………………………

being a member/members of the Company and the holder/holders of

…………………………………………………………..…. (number and class of shares)

appoint as my/our proxy, …………………………………………………………..…. of

 ………………………………………………………………………………………………………………

at the extraordinary general meeting of the Company to be held at Room 303, Block B, No.188 Jinghua Road, Yinzhou District, Ningbo City, Zhejiang Province, China 315048 on August 11, 2025 at 9:00 a.m. (local time).

Please indicate with a tick mark in the spaces opposite to the resolution how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy may vote for or against the resolutions or may abstain at his/her discretion.

PROPOSAL 1 - SHARE CAPITAL REORGANISATION PROPOSAL

RESOLVED, as an ordinary resolution that, the Company increases, amends and reclassifies its authorised share capital with immediate effect by undertaking the following steps:

(a)          increase the number of shares which it is authorised to issue from 500,000,000 to 1,000,000,000 ordinary shares of par value US$0.0001 each (the Authorised Share Capital Increase);

(b)         following the Authorised Share Capital Increase, 750,000,000 of the authorised ordinary shares of par value of US$0.0001 each (including all of the existing issued ordinary shares) in the Company will be re-designated and re-classified as 750,000,000 class A ordinary shares of par value US$0.0001 each (the Class A Ordinary Shares), where the rights of the existing ordinary shares shall be the same as the Class A Ordinary Shares;

(c)         110,000,000 authorised but unissued ordinary shares of par value of US$0.0001 each in the Company will be cancelled and a new class of shares comprising of 110,000,000 class B ordinary shares of par value US$0.0001 each (the Class B Ordinary Shares), which will be entitled to thirty-five (35) votes per share, will be created; and

(d)         140,000,000 authorised but unissued ordinary shares of par value of US$0.0001 each in the Company will be cancelled and a new series of shares comprising of 140,000,000 preferred shares of par value US$0.0001 each (the “Preferred Shares”), will be created, such that the authorised share capital of the Company shall become US$100,000 divided into (a) 750,000,000 class A ordinary shares of a par value of US$0.0001 each, (b) 110,000,000 class B ordinary shares of a par value of US$0.0001 each and (c) 140,000,000 Preferred Shares of a par value of US$0.0001 each (the Share Capital Reorganisation).

For ☐	Against ☐	Abstain ☐

PROPOSAL 2 – CHARTER AMENDMENT PROPOSAL

RESOLVED, as a special resolution that, subject to the Share Capital Reorganisation taking effect, the fourth amended and restated memorandum and articles of association of the Company, the form of which is attached to the notice of extraordinary general meeting dated July 11, 2025 as the Appendix thereto (the Fourth Restated MAA), be adopted in its entirety and in substitution for and to the exclusion of the existing memorandum and articles of association of the Company with effect from the date of the special resolution adopting the same.

For ☐	Against ☐	Abstain ☐

PROPOSAL 3 – SHARE REPURCHASE AND ISSUANCE PROPOSAL

RESOLVED, as a special resolution that, subject to the Share Capital Reorganisation and the Second Restated MAA taking effect, the Company repurchase 13,025,000 Class A Ordinary Shares held by Skyline Tech Limited (Skyline), all of which are fully paid shares, in consideration of and out of the proceeds of the Company's new issuance of 13,025,000 Class B Ordinary Shares to Skyline (collectively, the Share Repurchase and Issue), such that, as a result of the Share Repurchase and Issue, Skyline would control 97.0% of the votes of the Company.

For ☐	Against ☐	Abstain ☐

Dated _________________

Executed by:

………………………...............

Signature of shareholder

Name of Authorized Officer/Attorney: ________________________3

[1]	Full name(s) and address(es) to be inserted in block letters.
[2]	Insert name and address of the desired proxy in the spaces provided. If you wish to appoint the chairperson, write “The chairperson” without inserting an address.
[3]	To be completed if the shareholder is a corporation – please insert name of authorized officer/attorney signing on behalf of the corporate shareholder.

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